MORGAN STANLEY SELECT MUNICIPAL REINVESTMENT FUND

SPECIAL MEETING OF SHAREHOLDERS
DECEMBER 10, 2002



Item 77.C.	Matters Submitted to a Vote of Security Holders

	On December 10, 2002, a Special Meeting of the Shareholders of Morgan Stanley Select Municipal Reinvestment Fund was held to consider and vote upon an Agreement and Plan of Reorganization, dated July 25, 2002 between Morgan Stanley Select Municipal Reinvestment Fund and Morgan Stanley Tax-Exempt Securities Trust, pursuant to which substantially all of the assets of Morgan
Stanley Select Municipal Reinvestment Fund would be combined with those of Morgan Stanley Tax-Exempt Securities Trust with a value equal to the net asset value of their holdings in Morgan Stanley Select Municipal Reinvestment Fund.

The vote on the Reorganization proposal was as follows:



For: 3,155,073		Against: 232,961 		Abstain: 200,133